KRAMER LEVIN NAFTALIS & FRANKEL LLP
George M. Silfen Partner Phone (212) 715-9522 GSilfen@KramerLevin.com

October 24, 2014

Asen Parachkevov
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.20549

Re:	Corsair Opportunity Fund (the "Fund")
Registration Statement on Form N-2
File Numbers: 333-197119; 811-22978

Dear Mr. Parachkevov:

We are filing via EDGAR, on behalf of the Fund, and pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, Pre-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2 filed on June 30, 2014 (the “Registration Statement”).

We respectfully request expedited review of the Registration Statement by the staff of the Commission so as to allow the effectiveness of the Registration Statement as soon as possible.

If you have any questions or comments, please call me at (212) 715-9522.  Thank you in advance for your attention to this matter.

Very truly yours,

/s/ George Silfen

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